As filed with the Securities and Exchange Commission on June 23, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Amendment No. 1
to
SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

AURIZON MINES LTD.
(Name of Subject Company)

(Translation of Subject Company's name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

NORTHGATE MINERALS CORPORATION
NORTHGATE ACQUISITION ULC
(Bidders)

Common Shares, without par value
(Title of Class of Securities)

2064413
(CUSIP Number of Class of Securities (if applicable))

Kenneth G. Stowe
President and Chief Executive Officer
Northgate Minerals Corporation
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(604) 681-4004
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Sabine	Steven M. Kaufman
Fraser Milner Casgrain LLP	Joseph G. Connolly, Jr.
1 First Canadian Place, 39th Floor	Joseph E. Gilligan
100 King Street West	Hogan & Hartson L.L.P.
Toronto, Ontario M5X 1B2	Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

June 1, 2006
(Date tender offer first published, sent or give to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.     Home Jurisdiction Documents

This Amendment No. 1 to Schedule 14D-1F amends and supplements the Tender Offer Statement on Schedule 14D-1F (as amended, the "Schedule 14D-1F") filed with the U.S. Securities and Exchange Commission on June 1, 2006 by Northgate Minerals Corporation ("Northgate" or the "Registrant"). This Amendment No. 1 to Schedule 14D-1F is filed by Northgate and Northgate Acquisition ULC, a wholly owned subsidiary of Northgate.

The Schedule 14D-1F relates to the offer (the "Offer") by Northgate and Northgate Acquisition ULC to purchase all of the outstanding common shares of Aurizon Mines Limited ("Aurizon"), which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon conversion, exchange or exercise of options or other securities of Aurizon that are convertible or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of Aurizon. Under the terms of the Offer, Aurizon shareholders will receive 0.741 common shares of Northgate for each Aurizon common share tendered. The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 7, 2006.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated June 1, 2006 and the related Letter of Transmittal, copies of which were filed as Part I of the initial Schedule 14D-1F. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.

The Offer and Circular is amended and supplemented as follows:

Section 4.—Conditions of the Offer of the Offer is hereby amended as follows:

•    The phrase ", other than those involving the receipt of governmental approvals," is hereby added to the opening sentence thereof in between the words "conditions" and "are."

•    The following sentence is hereby added after the last sentence of the penultimate paragraph thereof:

"However, all conditions to the Offer, other than those involving the receipt of governmental approvals, must be satisfied or waived by the Offerors at or before the Expiry Time."

•    The following sentence is hereby added after the second sentence of the last paragraph thereof:

"As required under Canadian Law, in the event of any waiver of a condition, the Offer Period will not expire before ten days after the notice of such waiver has been given to Shareholders."

•    The term "sole discretion" is hereby replaced with the term "reasonable discretion" in paragraphs (b), (c), (f)(iii)(A), (f)(iii)(B), (h), (i), (k) and (l) thereof.

•    The term "sole judgment" is hereby replaced with the term "reasonable judgment" in paragraph (d) thereof.

Section 13.—Other Terms of the Offer of the Offer is hereby amended by replacing the term "sole discretion" with the term "reasonable discretion" in paragraph (e) thereof.

Section 20.—Shareholder Rights Plan of the Circular is hereby amended by replacing the term "sole discretion" with the term "reasonable discretion" in the first sentence of the last paragraph thereof.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Amendment No. 1 to Schedule 14D-1F:

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)
2.1	Form of Letter of Transmittal. (2)
2.2	Form of Notice of Guaranteed Delivery. (2)
3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006. (6)
3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (3)
3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (4)
3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (4)
3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (5)
3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (5)
3.7	Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006. (6)
3.8	Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006. (6)
3.9	Material Change Report on Form 6-K previously filed with the SEC on June 2, 2006, incorporated herein by reference thereto.
3.10	Material Change Report on Form 6-K previously filed with the SEC on June 16, 2006, incorporated herein by reference thereto.
3.11	Material Change Report on Form 6-K previously filed with the SEC on June 19, 2006, incorporated herein by reference thereto.

(1)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006.

(2)    Previously filed with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed June 1, 2006.

(3)    Previously filed with Northgate's Registration Statement on Form F-8 filed with the SEC on June 1, 2006.

(4)    Previously filed by incorporation by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(5)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006.

(6)    Previously filed by incorporation by reference thereto with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed June 1, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertakings.

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise disclose, information regarding purchases of the issuer's securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c) The bidders further undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise disclose, information regarding purchases of the issuer's or bidders' securities in connection with the offer.

Item 2.     Consent to Service of Process.

(a) The bidders have filed with the Commission written irrevocable consents and powers of attorney on Form F-X.

(b) Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-1F is true, complete and correct.

Northgate Minerals Corporation

/s/ Kenneth G. Stowe
Kenneth G. Stowe
President and Chief Executive Officer

Date: June 23, 2006

Northgate Acquisition ULC

/s/ Jon A. Douglas
Jon A. Douglas
Senior Vice President and Chief Financial Officer

Date: June 23, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated May 23, 2006 relating to Northgate's intention to make an offer for all outstanding common shares of Aurizon Mines Ltd. (1)
2.1	Form of Letter of Transmittal. (2)
2.2	Form of Notice of Guaranteed Delivery. (2)
3.1	The Form 40-F/Annual Information previously filed with the SEC on March 29, 2006. (6)
3.2	The Management Information Circular of Northgate dated March 1, 2006 prepared in connection with the annual meeting of shareholders of Northgate held on May 3, 2006. (3)
3.3	The Audited Consolidated Financial Statements of Northgate and the notes thereto as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon. (4)
3.4	Management's Discussion and Analysis of Financial Condition and Results of Operation of Northgate for the fiscal year ended December 31, 2005. (4)
3.5	The Unaudited Consolidated Financial Statements of Northgate and the notes thereto as at March 31, 2006 and for the three months ended March 31, 2006 and 2005. (5)
3.6	Management's Discussion and Analysis of Financial Results of Northgate's first quarter report in respect of the quarter ended March 31, 2006. (5)
3.7	Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006. (6)
3.8	Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006. (6)
3.9	Material Change Report on Form 6-K previously filed with the SEC on June 2, 2006, incorporated herein by reference thereto.
3.10	Material Change Report on Form 6-K previously filed with the SEC on June 16, 2006, incorporated herein by reference thereto.
3.11	Material Change Report on Form 6-K previously filed with the SEC on June 19, 2006, incorporated herein by reference thereto.

(1)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously filed with the SEC on May 23, 2006.

(2)    Previously filed with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed June 1, 2006.

(3)    Previously filed with Northgate's Registration Statement on Form F-8 filed with the SEC on June 1, 2006.

(4)    Previously filed by incorporation by reference to Form 40-F/Annual Information previously filed with the SEC on March 29, 2006.

(5)    Previously filed by incorporation by reference to Material Change Report on Form 6-K previously filed with the SEC on May 30, 2006.

(6)    Previously filed by incorporation by reference thereto with the Bidders' initial Schedule 14D-1F (File No. 005-78974) filed June 1, 2006.